SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261

(C1001ADA)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on July 3, 2025.

BUENOS AIRES, ARGENTINA – July 7, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 43.7 million according to the following information:

Series XLVIII Notes

Amount Offered: USD 44,454,074

Amount to be Issued: USD 43,656,188

Currency: USD

Interest Rate: 8.00%

Issuance and Settlement Date: July 11, 2025

Maturity Date: July 11, 2028

Issuance Price: 100.00% Face Value

Interest payments: Semiannually starting on January 11, 2026

Principal amortization: Bullet at maturity

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

July 7, 2025

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